Freescale Semiconductor, Ltd. 6501 William Cannon Drive West, Austin, TX 78735 www.freescale.com

October 25, 2013

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Freescale Semiconductor, Ltd. (the “Company”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 27, 2013, which was filed with the Securities and Exchange Commission on October 25, 2013. The Company made such disclosure based on information provided by other companies that may be deemed affiliates, and not because of any conduct by the Company.

Respectfully submitted,

FREESCALE SEMICONDUCTOR, LTD.

By:	/s/ Jonathan A. Greenberg
Name:	Jonathan A. Greenberg
Title:	Senior Vice President, General Counsel, Chief Ethics and Compliance Officer and Secretary